Exhibit 9.01(d)

FOR IMMEDIATE RELEASE
Laboratory Corporation of America	Investor/Media Contact:
358 South Main Street	Bill Bonello – 336-436-7732
Burlington, NC 27215	Company Information: www.labcorp.com

Telephone: (336) 584-5171

LABCORP TO PRESENT AT THE GOLDMAN SACHS HEALTHCARE
CONFERENCE – REITERATES 2008 GUIDANCE AND UPDATES PRELIMINARY
2009 GUIDANCE

Burlington, NC, January 6, 2009 — Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) today announced that David P. King, Chief Executive Officer, is scheduled to speak at the Goldman Sachs Healthcare Conference in New York City, NY. LabCorp’s presentation is planned for Wednesday, January 7, 2009 at 4:30 p.m. (Eastern).

A live audio webcast of the presentation will be available via the Company Web site at www.labcorp.com and archived for replay.

The Company also reaffirmed its prior non-GAAP full 2008 year diluted earnings per share guidance of between $4.57 and $4.61, excluding restructuring and other special charges and share repurchase activity after September 30, 2008.1 The Company continues to expect 2008 revenue growth of approximately 11%, EBITDA margins of approximately 25%, operating cash flow of approximately $750 million to $770 million (excluding any transition payments to UnitedHealthcare), capital expenditures of approximately $140 million to $160 million, and net interest expense of approximately $70 million. The Company expects to report final 2008 results in its 4th quarter earnings release, scheduled for February 12th, 2009.

Additionally, the Company updated its preliminary 2009 full year guidance. The company now expects revenue growth of 2.0% to 4.0% (versus previous guidance of 3.5% to 5.5%). Diluted EPS is now expected to be in the range of $4.75 to $4.95 (versus prior guidance of $5.00 to $5.25), excluding the impact of any share repurchase activity after September 30, 2008. The Company will provide more detailed 2009 guidance in its 4th quarter earnings release.

“Given the ongoing deterioration in the economy, it seems prudent to forecast lower growth for 2009,” said David P. King, CEO. “Our revised guidance reflects the expected impact on earnings from economic factors that worsened during the fourth quarter. Nevertheless, looking forward, we continue to believe our industry and our company are more important than ever to the U.S. healthcare system, which provides us confidence that more normal economic times will lead to enhanced growth and profitability in 2010 and beyond.”

The Company also announced that because the common stock trading price conversion feature of its zero coupon subordinated Liquid yield Option Notes due 2021 (LYONS) and Zero Coupon Convertible Subordinated Notes due 2021(Zero Coupon Notes) was not triggered by fourth quarter 2008 trading prices, the LYONS and Zero Coupon Notes may not be converted during the period of January 1, 2009 through March 31, 2009 based on this conversion feature. The Company also

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1           Because restructuring and other special charges are not currently determinable, a reconciliation of non-GAAP earnings per share and EBIDTA to their comparable GAAP measures is not available.

announced that the amount of notes presented for conversion during the fourth quarter of 2008 was not material.

About LabCorp®

Laboratory Corporation of America® Holdings, a S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $4.1 billion in 2007, over 26,000 employees nationwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from routine blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, Inc., ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, DIANON Systems, Inc., US LABS, and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trial testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

This release contains forward-looking statements, including statements about expected financial results. Each of the forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors that could affect LabCorp’s financial results is included in the Company’s Form 10-K for the year ended December 31, 2007, and subsequent SEC filings.

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